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                          July 30, 2021

       Stanton Ross
       President, CEO, and Chairman
       INFINITY ENERGY RESOURCES, INC
       11900 College Blvd., Suite 310
       Overland Park, KS 66210

                                                        Re: INFINITY ENERGY
RESOURCES, INC
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2021
                                                            File No. 333-258066

       Dear Mr. Ross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              David Danovitch